UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

On August 1, 2007, the Company issued a press release announcing its fourth quarter and fiscal year 2007 financial results. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: August 2, 2007

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 1, 2007, announcing the Company’s fourth quarter and fiscal 2007 financial results.

Exhibit 99.1

ASAT Holdings Limited Reports Fourth Quarter and

Fiscal Year 2007 Financial Results

HONG KONG and MILPITAS, Calif., – August 1, 2007 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the fourth quarter and fiscal 2007, ended April 30, 2007.

Net sales in the fourth quarter were $36.0 million, compared with net sales of $41.5 million in the previous quarter. Net loss was $11.0 million, or a net loss of $0.25 per American Depositary Share (ADS). Fourth quarter net loss includes charges of approximately $682,000 in reorganization costs for follow-on expenses related to completing the move of the Company’s manufacturing operations to China, a $1.4 million non-cash inventory write-off and a $1.3 million income tax provision.

Fourth quarter net loss compares with a net loss of $7.6 million in the third quarter, or a loss of $0.18 per ADS. Third quarter net loss included charges of approximately $405,000 for relocation and facilities expenses and $763,000 in reorganization charges related to the relocation to China.

Additional Fourth Quarter Results

•	Net sales for assembly were $34.5 million

•	Net sales for test were $1.5 million

•	Capital expenditures were $3.5 million

•	Cash and cash equivalents at the end of the quarter were $7.3 million

Fiscal 2007 Financial Results

Net sales for fiscal 2007 were $164.9 million, compared with net sales of $182.1 million in fiscal 2006. Net loss for fiscal 2007 was $35.0 million, or a net loss of $0.83 per ADS. This compares with a net loss of $42.4 million, or a net loss of $0.97 per ADS, in fiscal 2006. The fiscal net loss for both years reflects the ADS ratio change from 5 ordinary shares per ADS to 15 ordinary shares per ADS, effective December 26, 2006.

“Fiscal 2007 marked the successful completion of the move of our manufacturing operations to China,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “While our revenue declined year-over-year, the lower cost structure and better operating environment contributed to an improvement in our gross margin and a reduction in our net loss.

“With the majority of our cost reduction strategy now implemented, in fiscal 2008 we will focus on driving top line growth through a combination of increasing business with our current customers and capitalizing on our core strengths to add new customers. I am

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2007 Financial Results

confident we have the strategy and management team in place to grow revenue next fiscal year. Also, when combining revenue growth with the new lower cost structure, we expect to see an overall improvement in our financial results in fiscal 2008,” said Mr. Li.

First Quarter Fiscal 2008 Outlook

“We are seeing positive signs in the overall market environment and believe the seasonal trends and inventory issues that impacted our customers for the last two quarters are now behind us,” said Mr. Li. “As a result, based on preliminary figures, we expect our net sales for the quarter ended July 31, 2007 increased to approximately $37.7 million. Also, while we are just beginning our October quarter, we expect our positive momentum to continue and believe revenue will increase 3 percent to 8 percent above the July quarter results.”

ASAT Commences Consent Solicitation

In a separate release issued today, ASAT announced it is soliciting consent from the holders of its 9.25% Senior Notes due 2011. ASAT is seeking consents for amendment or waiver of certain defaults and events of default that may have occurred or may occur. The proposed amendments, if adopted, will among other things: (i) eliminate restrictions on the value of the assets that may be held by ASAT Semiconductor (Dongguan) Limited (“ASDL”), ASAT Holdings’ Chinese subsidiary; (ii) expand the ability of ASAT Holdings and its subsidiaries to secure financing from additional sources; and (iii) extend the deadline for ASAT Holdings to fulfill its reporting obligations under the indenture for the Senior Notes. The consent solicitation will expire at 5:00 p.m., New York City time, on August 20, 2007, unless extended by New ASAT (Finance) Limited. Only holders of record as of 5:00 p.m., New York City time, on July 25, 2007 are eligible to deliver consents to the proposed amendments in the consent solicitation.

Financing

ASAT continues to seek additional financing to facilitate its required working capital needs. While the Company is reviewing various financing options and believes receipt of financing is likely, there can be no assurance that it will be obtained. If such financing is not obtained for any reason, there may be questions regarding the Company’s ability to continue as a going concern.

Interest Payment

The Company announced today it will delay making the semi-annual interest payment on its 9.25% Senior Notes. ASAT has 30 days from the August 1, 2007 due date to meet its interest payment obligation.

“We believe it is prudent to utilize the 30 day grace period while we attempt to complete the consent solicitation process and closure of potential new financing, which we are trying to complete prior to the end of the grace period,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “While we have the funds available now to make the payment, doing so would leave us in a challenging position to support our ongoing business requirements in the near term. We are working with several banks and financing firms to obtain financing and are optimistic that we will reach a successful outcome with both the consent solicitation and financing package.”

2

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2007 Financial Results

Conference Call and Webcast on Friday, August 3, 2007 at 8:30 a.m. ET

ASAT Holdings Limited is scheduled to hold a conference call to discuss the financial results and other financial matters on Friday, August 3, 2007 at 8:30 am ET/5:30 am PT. To access the call, dial (973) 935-8766. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until August 10, 2007. To access the replay, dial (973) 341-3080. The passcode is 9051711.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our obtaining additional financing and completing the consent solicitation on terms acceptable to us, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing or the additional financing and consent solicitation as described may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K and annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 10, 2006 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

3

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2007 Financial Results

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

4

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2007 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
	April 30, 2007	Jan. 31, 2007
Market Segment	% of Net Revenues	% of Net Revenues
	(Unaudited)
Communications	57	62
Automotive/Industrial & Other	20	22
Consumer	14	9
PC/Computing	9	7

Revenue Breakdown by Region

	Three Months Ended
	April 30, 2007	Jan. 31, 2007
Region	% of Net Revenues	% of Net Revenues
	(Unaudited)
United States	82	84
Europe	4	5
Asia	14	11

Revenue Breakdown by Customer Type

	Three Months Ended
	April 30, 2007	Jan. 31, 2007
Customer Type	% of Net Revenues	% of Net Revenues
	(Unaudited)
Fabless	80	81
IDM	20	19

Summary financial data follows

5

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except share data)

For the three months ended April 30, 2007, January 31, 2007 and April 30, 2006 and year ended April 30, 2007 and 2006

	Three Months Ended			Year Ended
	April 30, 2007 (Unaudited)	January 31, 2007 (Unaudited)	April 30, 2006 (Unaudited)	April 30, 2007 (Unaudited)	April 30, 2006 (Audited)*
Net Sales	35,985	41,546	49,325	164,853	182,115

Cost of sales (Note A)	33,399	37,674	45,578	149,927	168,859

Gross profit	2,586	3,872	3,747	14,926	13,256

Operating expenses:
Selling, general and administrative	5,794	5,584	8,578	22,065	29,448
Research and development	475	507	848	2,218	4,059
Reorganization expenses (Note B)	682	763	2,715	2,473	4,690
Impairment of property, plant and equipment	—	—	3,890	—	3,890
Facilities and relocation charges	89	405	1,054	3,047	1,054

Total operating expenses	7,040	7,259	17,085	29,803	43,141

Loss from operations	(4,454)	(3,387)	(13,338)	(14,877)	(29,885)
Other (expense)/ income, net	(397)	564	436	643	3,438
Interest expense:
- amortization of deferred charges	(858)	(826)	(914)	(3,705)	(1,947)
- third parties	(4,013)	(3,997)	(3,949)	(15,837)	(14,686)

Loss before income taxes	(9,722)	(7,646)	(17,765)	(33,776)	(43,080)
Income tax expense (Note C)	(1,264)	—	640	(1,264)	649

Net loss	(10,986)	(7,646)	(17,125)	(35,040)	(42,431)
Other comprehensive loss:
Foreign currency translation	22	8	17	39	11

Comprehensive loss	(10,964)	(7,638)	(17,108)	(35,001)	(42,420)
Net loss applicable to common shareholders:
Net loss	(10,986)	(7,646)	(17,125)	(35,040)	(42,431)
Preferred shares:
Cumulative preferred share dividends	(497)	(502)	(489)	(1,990)	(976)
Accretion of preferred shares	(339)	(319)	(258)	(1,232)	(500)

Net loss applicable to common shareholders:	(11,822)	(8,467)	(17,872)	(38,262)	(43,907)

Net loss per ADS (Note D):
Basic and diluted:
Net loss per ADS	(0.25)	(0.18)	(0.39)	(0.83)	(0.97)

Basic and diluted weighted average number of ADS outstanding (Note D)	46,695,972	46,382,458	45,405,199	46,119,881	45,290,521

Net loss per ordinary share:
Basic and diluted:
Net loss per ordinary share	(0.02)	(0.01)	(0.03)	(0.06)	(0.06)

Basic and diluted weighted average number of ordinary shares outstanding	700,439,575	695,736,872	681,077,990	691,798,216	679,357,820

Note A:	Includes $1,356, $217 and $1,295 inventory write-down in the three months ended April 30, 2007, January 31, 2007 and April 30, 2006, respectively. Includes $1,611 and $1,802 inventory write-down for the year ended April 30, 2007 and 2006, respectively.

Note B:	Includes charges of $682, $763 and $2,715 associated with headcount reductions, primarily in the Company’s Hong Kong operations, in the three months ended April 30, 2007, January 31, 2007 and April 30, 2006, respectively.

Note C:	The amount for the period ended April 30, 2007 represents provision for the Hong Kong profits tax concerning a tax dispute for the fiscal year 2000.

Note D:	On December 8,2006, the Company announced an intention to change the ADS ratio from 5 ordinary shares per 1 ADS to 15 ordinary shares per 1 ADS, representing the equivalent of a 1-for-3 reverse split. The new ADS ratio had taken effect at the close of business on December 22, 2006 and the new ADS ratio had in place at beginning of the next business day on December 26, 2006. The basic and diluted loss per ADS has been prepared on the number of ADS after the reverse share split.

*	Extracted from the audited financial statements

ASAT Holdings Limited

Consolidated Balance Sheet

(USD in thousands)

As of April 30, 2007, January 31, 2007 and April 30, 2006

	April 30, 2007 (Unaudited)	January 31, 2007 (Unaudited)	April 30, 2006 (Audited)*
ASSETS

Current assets:
Cash and cash equivalents	7,325	11,072	11,915
Current portion of restricted cash	800	1,520	—
Accounts receivable, net	17,704	19,866	29,607
Inventories	13,270	15,271	23,319
Prepaid expenses and other current assets	5,171	4,824	8,084

Total current assets	44,270	52,553	72,925

Restricted cash	1,000	1,800	3,320
Property, plant & equipment, net	79,582	80,708	93,831
Deferred charges, net	5,277	5,622	7,115
Other non-current assets	5,008	5,057	4,270

Total assets	135,137	145,740	181,461

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank facilities	3,837	2,533	—
Accounts payable	25,926	24,279	38,249
Accrued liabilities and other payable	24,531	27,138	23,698
Amount due to QPL	2,532	2,754	5,826
Current portion of capital lease obligations	1,822	1,807	2,051

Total current liabilities	58,648	58,511	69,824

Accounts payable, net of current portion	—	—	1,830
Purchase money loan	8,249	7,736	6,382
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	758	1,216	2,539

Total liabilities	217,655	217,463	230,575

Series A Redeemable Convertible Preferred Shares	5,743	5,404	4,143

Shareholders’ deficit:
Common stock	7,114	7,031	6,899
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	246,072	246,325	246,353
Deferred stock-based compensation	—	—	(63)
Accumulated deficits	(341,192)	(330,206)	(306,152)
Accumulated other comprehensive loss	(184)	(206)	(223)

Total shareholders’ deficit	(88,261)	(77,127)	(53,257)

Total liabilities and shareholders’ deficit	135,137	145,740	181,461

*	Extracted from the audited financial statements

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended April 30, 2007, January 31, 2007 and April 30, 2006 and for the year ended April 30 2007 and 2006

	Three Months Ended			Year Ended
	April 30, 2007 (Unaudited)	January 31, 2007 (Unaudited)	April 30, 2006 (Unaudited)	April 30, 2007 (Unaudited)	April 30, 2006 (Audited)*
Operating activities:
Net loss	(10,986)	(7,646)	(17,125)	(35,040)	(42,431)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	5,708	5,793	6,543	23,328	26,886
Deferred charges and others	858	826	914	3,705	1,947
Loss (Gain) on disposal of property, plant and equipment	173	(4)	(13)	173	(14)
Non-cash impairment of property, plant and equipment	—	—	3,890	—	3,890
Amortization (Reversal) of stock-based compensation	169	178	(23)	888	(186)

Changes in operating assets and liabilities:
Accounts receivable, net	2,162	3,797	(6,738)	11,903	(11,927)
Restricted cash	1,520	—	(3,320)	1,520	(3,320)
Inventories	1,974	3,090	(842)	9,939	(5,301)
Prepaid expenses and other current assets	(347)	(705)	349	2,913	(929)
Other non-current assets	49	(50)	(2,056)	(738)	(1,324)
Accounts payable	305	(3,100)	3,747	(5,728)	16,815
Accrued liabilities and other payable	(2,606)	3,107	11,111	834	5,914
Amount due to QPL	(222)	563	534	(3,294)	2,920

Net cash (used in) provided by operating activities	(1,243)	5,849	(3,029)	10,403	(7,060)

Investing activities:
Proceeds from disposal of property, plant and equipment	146	35	114	181	116
Acquisition of property, plant and equipment	(3,533)	(3,395)	(3,823)	(17,748)	(23,520)

Net cash used in investing activities	(3,387)	(3,360)	(3,709)	(17,567)	(23,404)

Financing activities:
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	—	—	7,500
Proceeds from Purchasing Money Loan	—	—	—	—	9,150
Proceeds (Repayment) of short-term bank loan	1,304	—	—	3,837	(4,227)
Payment of other deferred charges	—	—	(10)	—	(1,677)
Repayment of capital lease obligations	(443)	(385)	(400)	(2,010)	(1,204)
Proceeds from stock options exercised	—	218	48	218	109
Proceeds from right offering	—	—	—	490	—

Net cash provided by (used in) financing activities	861	(167)	(362)	2,535	9,651

Net (decrease) increase in cash and cash equivalents	(3,769)	2,322	(7,100)	(4,629)	(20,813)
Cash and cash equivalents at beginning of period	11,072	8,742	18,998	11,915	32,717
Effects of foreign exchange rates change	22	8	17	39	11

Cash and cash equivalents at end of period	7,325	11,072	11,915	7,325	11,915

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	7,014	47	93	14,211	14,239
Income taxes	102	—	—	102	(639)

Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	—	—	—	—	7,500

*	Extracted from the audited financial statements